EXHIBIT 1



                               [GRAPHIC OMITTED]


                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S/A

                                   RESOLUTIONS


We hereby announce that the following matters were approved at the Shareholders' Meetings held on this date:

GENERAL SHAREHOLDERS' MEETING:

1) Embraer's Management's Report, Financial Statements and the Independent Auditors' Report relative to the fiscal year ended December 31, 2003.

2) Proposal to allocate the net income for the financial year ended December 31, 2003 in the amount of R$ 646,943,118.05 in the manner in which the proposal was presented:

    a) Constitution of a statutory reserve in the amount of R$ 32,347,155.90, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

    b) Ratification of the amount of R$ 195,200,092.11 as interest on shareholders' equity, R$ 76,699,598.65 having been distributed in the 1st semester of 2003 and R$ 118,500,493.46 in the 2nd semester of 2003, included in the computation of the compulsory dividends.

    c) Transfer of the balance of R$ 419,395,870.04 to the Reserve for Investments and Working Capital, in accordance with the Company's Bylaws.

3) Election of the Audit Board (Conselho Fiscal), with a mandate extending to the next General Meeting in 2005. The preferred shareholders, based on item "a" of the fourth paragraph of article 161 of Corporate Law 6.404/76 and its amendments, elected, through a separate voting, Jorge Khalil Miski, Brazilian, single, economist, as an effective member and Anderson de Sa Almeida, Brazilian, married, public server, as his deputy. The other members of the Audit Board that were unanimously elected, with the abstention of the Brazilian Government, are as follows: Celene Carvalho de Jesus, Brazilian, single, banking specialist, as an effective member and Nilo Ribeiro Calvalcanti Filho, Brazilian, married, banking specialist, as his deputy; Geraldo Humberto de Araujo, Brazilian, married, accountant, as an effective member and Tarcisio Luis Silva Fontenele, Brazilian, married, lawyer, as his deputy; Jose Mauro Laxe Vilela, Brazilian, Married, economist, as an effective member and Alberto Carlos Monteiro dos Anjos, Brazilian, married, accountant, as his deputy; and Taiki Hirashima, Brazilian, married, accountant, as an effective member and Emerson Luis Juncom, Brazilian, married, accountant, as his deputy.

4) Election of the Board of Directors (Conselho de Administracao), with a mandate for three years, 2004 through 2007, as follows: Neimar Dieguez Barreiro, Brazilian, married, soldier, as an effective member, representing the Brazilian Government and Aprigio Eduardo de Moura Azevedo, Brazilian, married, soldier, as his deputy; Paulo Cesar de Souza Lucas, Brazilian, married, engineer, as an effective member, representing the shareholder employees and Redirval Begotti, Brazilian, married, economist, as his deputy, and Claudemir Marques de Almeida, Brazilian, married, industrial worker, as an effective member, representing the non-shareholder employees and Joao Batista Barbosa, Brazilian, divorced, industrial worker, as his deputy. The following directors were also elected: Carlyle Wilson, Brazilian, married,


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    lawyer, as an effective member and Oswaldo Antonio Arriaga Schmidt,
    Brazilian, married, engineer, as his deputy; Vitor Sarquis Hallack, Brazilian, married, lawyer, as an effective member, and Leonardo Antonio de Santis Candeias, Brazilian, widower, engineer, as his deputy; Henrique Pizzolato, Brazilian, single, architect, as an effective member, and Maysa Oliveira da Volta, Brazilian, married, statistician, as his deputy; Luiz Carlos Siqueira Aguiar, Brazilian, married, banking specialist, as an effective member, and Sergio Alvares da Fonseca Pinho, Brazilian, married, banking specialist, as his deputy; Carlos Alberto Cardoso Moreira, Brazilian, divorced, business administrator, as an effective member, and Ivan Mendes do Carmo, Brazilian, married, economist, as his deputy; Wilson Carlos Duarte Delfino, Brazilian, married, engineer, as an effective member, Decio Magno Andrade Stochiero, Brazilian, married, business administrator, as his deputy; Rubens A. Barbosa, Brazilian, married, diplomat and ex-ambassador, as an effective member, and Fernando Jose Marroni de Abreu, Brazilian, divorced, diplomat, as his deputy; Isaac Marcel de Picciotto, French, married, engineer, as an effective member, and Bruno Cotte, French, married, engineer, as his deputy; Christian Paul Maurice Gras, French, married, business administrator, as an effective member, and Francois Haas, French, married, business administrator, as his deputy.

5) Approve the minimum statutory remuneration for the Audit Board, not including profit-sharing, and the additional remuneration payable to the member designated by the Board of Directors as the Audit Board's "financial expert", as defined by the rules of the United States Securities and Exchange Commission, and establish the overall annual amount of R$ 37,000,000.00 (thirty-seven million reais) for remuneration of the officers, to be allocated individually by the Supervisory Board in accordance with the sole paragraph of Article 14 of the Company's Bylaws.


SPECIAL SHAREHOLDERS' MEETING:

1) Approval of the transfer to Statutory Capital of R$ 814,853,295.00 from Reserve for Investments and Working Capital, created in 2002, with no issuance of shares, and for the benefit of all shareholders.

2) Approval of the new wording of the "caput" of article 5 of the Company's By-Laws, as a result of the capitalization of the "Reserve for Investments and Working Capital" and ratification of the new Statutory Capital, approved by the Board of Directors, as follows:

    "Art. 5 - EMBRAER's subscribed and paid in share capital is three billion, one hundred and thirty-six million, nine hundred and sixty-eight thousand, one hundred and twenty-nine Reais and forty-two cents (R$3,136,968,129.42) divided into seven hundred and sixteen million, four hundred and twenty-four thousand, and eight hundred forty-six (716,424,846) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-eight (242,544,448) are common shares, including one (1) share of a special class, and four hundred and seventy-three million, eight hundred and eighty thousand, three hundred and ninety-eight (473,880,398) are preferred shares".


Sao Jose dos Campos, April 26, 2004


ANTONIO LUIZ PIZARRO MANSO
Executive Vice President Corporate & CFO